Exhibit 99.4

Ahold Delhaize
better together
Supplementary report on Sustainable Retailing performance 2016

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 01
Our commitment to sustainable retailing is embedded throughout our strategy. In this supplement to our Annual Report 2016, we present our first sustainable retailing performance and targets for Ahold Delhaize.
Dick Boer
Chief Executive Officer
In this year’s report
Contents
01
Introduction: Ahold Delhaize
sustainable retailing
04
Scope and methodology
•
Global Reporting Initiative
•
UN Global Compact
•
Memberships
06
Data tables
16
Assurance report
19
Definitions and calculations
22
GRI Index
This report is designed to work alongside our complete Annual Report 2016. Please visit www.aholddelhaize.com/en/annualreport2016

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 02
Sustainable retailing
Part of the Better Together Strategy
Ahold Delhaize’s Better Together Strategy is the road map we use to create value for customers, associates, communities and the environment. It sets out a way of doing business for our new company that builds on the strong commitment to sustainable retailing that has always been part of our legacy.
Our approach to sustainable retailing, which was developed as part of the Better Together Strategy, is based on our most material topics and leverages our global reach, market expertise and great local brands to enable us to lead our industry in accelerating toward food systems that are healthier for people and the planet.
Our focus
Our Sustainable Retailing strategy prioritizes three areas where we can have the most impact on the lives of customers and associates, and on our communities around the world.
Promote healthier eating Reduce food waste Create a healthy and inclusive workplace
1.
We will enable our brands’ customers and associates to eat healthier food every day by:
• Innovating to make healthier eating more affordable and more fun
• Inspiring customers and associates with programs and services to make healthier eating easy, every day
• Rewarding customers and associates for nutritious choices
• Improving our assortment to increase sales of nutritious own-brand products to 45% by 2020
2.
We will reduce food waste by:
• Driving down food waste in our own operations by 20% by 2020 (from our 2016 baseline)
• Maximizing the recovery of unsold food to reduce hunger in our communities
• Working with our suppliers on innovations to reduce food waste upstream
• Helping customers reduce food waste at home
3.
We will provide a healthy and inclusive workplace for 370,000 associates by:
• Making healthier food choices available in all workplaces for all associates
• Enabling associates to become healthy food ambassadors by supporting them in eating nutritious foods
• Creating a work environment in which everyone is valued and where everyone can reach their full potential
For detailed information please visit www.aholddelhaize.com/en/sustainable-retailing

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 03
Sustainable retailing
Part of the Better Together Strategy
Our commitments to essentials
Beyond the three focus areas, our sustainable retailing strategy includes five additional areas where we have made clear commitments. In our operations we consider a precautionary approach, for example through promoting healthy products to our customers, our focus on sourcing sustainable palm oil and soy to contribute to reducing deforestation, and reducing the average global warming potential of the refrigerants we use.
Product safety and sustainability
The products we sell are safe, of high quality, affordable, and meet sustainable sourcing standards
Climate impact
We take our responsibility for using the planet’s resources sustainably by reducing carbon emissions and waste
Associate development
We take care of people by encouraging associate development
Safety at work
We integrate safe working practices for all associates into our workplace designs, equipment purchases and operational procedures
Local community connection
We partner at the local level to create healthier, more sustainable communities for future generations
For detailed information please visit www.aholddelhaize.com/en/sustainable-retailing

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 04
Scope & Methodology
This report shows the 2016 baseline performance against which we will measure the sustainable retailing progress of Ahold Delhaize for years to come. As 2016 was a year of transition, both Ahold and Delhaize Group companies were still working toward achieving targets set pre-merger while, at the same time, collaborating to prepare a new strategy and reporting for Ahold Delhaize. For information on Ahold’s and Delhaize Group’s previous commitments, please refer to the two companies’ earlier Responsible Retailing and Sustainability reports.
The tables on the following pages show our 2016 performance against the new indicators we have defined for Ahold Delhaize, and for some indicators, a specific 2020 target. Not all indicators have long-term targets. We have no indicators or targets at this point for our global commitment on Associate Development, these will be developed during 2017. Even though the merger became effective in July 2016, we prioritized creating a full year, consolidated 2016 baseline for the new company in order to enable target setting for 2020.
During 2016, as we established the new Sustainable Retailing strategy for Ahold Delhaize, we also agreed on new indicators, and aligned definitions across all companies. These new indicators, in most cases, build on indicators used previously at Ahold and Delhaize Group (such as product safety and sustainability, greenhouse gas emissions, and waste). For nearly all those indicators, changes needed to be made in the definitions to reach alignment between the definitions tracked previously, and to make sure the definitions supported the new AD strategy. Some indicators are new, as we identified them as material in our review for the new Sustainable
Retailing strategy (such as food waste per food sales, and safety at work). Due to the changes in definitions (for previously-reported topics) and the presence of new indicators, it was not possible, without an undue addition of labor, to re-state our performance from prior years for the combined brands of Ahold Delhaize. With this 2016 baseline, however, we are well positioned to show clear performance trends for the new company from 2017.
For indicators where the new AD definition differs from what they reported previously under Ahold or Delhaize Group, not all Ahold Delhaize companies are able to report data for 2016, as they are in the process of adjusting their internal measurement systems or are creating new data collection processes. We have explained in footnotes when full alignment in reporting for an indicator has not yet been achieved (an overview of included companies per indicator is also included on our website). The ability to report fully on all sustainable retailing KPIs by all brands is a high priority for 2017. For the 2016 figures reported, we often use manual data collection processes, which are more prone to error than, for example, automated processes.
When reporting our 2016 data, the inclusion (or exclusion) of specific businesses is based on a materiality assessment of the brands. The segments and businesses included in this report’s data are:
• Former Ahold: all brands except bol.com, Peapod, Etos and Gall & Gall
• Former Delhaize: all brands except Red Market From an operational scope perspective, the data includes the following parts of the business, unless specifically noted otherwise:
• All stores, regardless of whether they are owned by Ahold Delhaize or our franchisees, offices, and Ahold Delhaize-owned distribution centers, including all transportation from distribution centers to stores, regardless of whether the transportation companies are owned by Ahold Delhaize.
For detailed information please visit www.aholddelhaize.com/en/sustainable-retailing

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 05
Global Reporting Initiative
In the past, both Ahold and Delhaize used the guidelines of the Global Reporting Initiative (GRI) as a basis for determining relevant content and metrics requirements. For Ahold Delhaize, we continue to report in accordance with the core option of the GRI G4 Guidelines. The indicators we have chosen to report on are derived from an analysis of their relevance and materiality to the key impacts of our business, and are the ones we believe best measure progress against our strategic focus areas.
This document, as well as the sustainable retailing content in the Ahold Delhaize Annual Report 2016, has been reviewed by the company’s external auditor, PwC, which has provided limited assurance with one qualification as we do not comply with GRI’s ‘comparability principle’ this year (see further explanation in ‘Scope and methodology,’ and the assurance report on page 16 for more details).
A summary of our application of the GRI Guidelines is included in the GRI Index, at the back of this report.
UN Global Compact
The United Nations Global Compact is an initiative for businesses committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labor, environment and anti-corruption.
Ahold Delhaize’s own principles align with those of the Global Compact, and we incorporate them in our new strategy. Ahold signed the Global Compact in 2010, and Ahold Delhaize will continue to report on our operations and strategies in relation to these principles. Our Global Compact table can be downloaded from our website.
Memberships
As a global company, we are members of and collaborate with industry associations and partnerships to further sustainability progress within our industry. Our memberships include the Consumer Goods Forum (CGF), the Food Marketing Institute (FMI), the Dutch Food Retail Association (“Centraal Bureau Levensmiddelen” (CBL), Eurocommerce, the European Retail Round Table (ERRT), and the World Economic Forum (WEF). Through these memberships, we strive to improve global health, sustainability, transparency, compliance monitoring, and the well-being of workers around the world.
For detailed information please visit www.aholddelhaize.com/en/sustainable-retailing

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 06

Our focus areas
Sustainable Retailing Data

Promote healthier eating
Reduce food waste
Create healthier & inclusive workplaces

Promote healthier eating

KPI Description	2016 Actuals	2020 Target
% of healthy own-brand food sales of total own-brand food sales[1]	42%	45%
% of own-brand products with front-of-pack nutritional labeling[2]	85%	100%

1 Healthy products are determined by Guiding Stars (in the U.S.) and Choices nutrition criteria (in Europe and Indonesia). 2016 data excludes Ahold USA, which is in the process of benchmarking against Guiding Stars.

2 2016 data excludes Albert Heijn and Delhaize Belgium. Mega Image figures do not include products that are sourced directly from other Ahold Delhaize brands.

For more information on healthy eating, please visit the Ahold Delhaize website, Sustainable Retailing section.
www.aholddelhaize.com/en/sustainable-retailing

Commentary

Promote healthier eating

Promoting healthier eating was a component of the previous strategies for Ahold and Delhaize Group. With the new company, it is a top priority. Our brands inspire customers and associates to eat better through, for example, personal in-store nutritional advice, cooking classes, and educational information. They add new products, and reduce salt, sugar and fat in their existing products, to improve our assortments with healthier choices. Our brands also measure customer perception to determine the effectiveness of their initiatives.

We have one main indicator to track progress: the percentage of own-brand food sales that come from healthy products. Building on the experience of our brands pre-merger, we worked in 2016 to apply the Choices nutrition criteria to benchmarking our products in Europe and Indonesia (to be finalized in 2017). In the U.S., we will use the Guiding Stars nutritional navigation system to benchmark healthy products at all brands. This is a large project and will continue through 2017, therefore the Ahold USA brands are not able to be included in our 2016 reporting. We have targeted to reach 45% of own-brand food sales from healthy products by 2020. We will report our complete baseline and progress against this target in the 2017 report.

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 07

Our focus areas
Sustainable Retailing Data

Promote healthier eating
Reduce food waste
Create healthier & inclusive workplaces

Reduce food waste

KPI Description	2016 Actuals	2020 Target
Tonnes of food waste per food sales (t/MEUR)[3]	5.02	4.02 (-20%)
Tonnes of food waste sent to disposal per food sales (t/MEUR)[3]	1.82	n/a
% of total food waste recycled[4]	72%	90%
% food waste recycled for animal feed[5]	35%	n/a
% food waste recycled for biogas generation[6]	18%	n/a
% food waste recycled for compost[7]	17%	n/a
% food waste recycled by rendering[8]	30%	n/a
% of unsold food donated to feed people[9]	21%	n/a

3 2016 data excludes Super Indo. Food waste is defined as food not sold by Ahold Delhaize brands, and not otherwise diverted to feed people. 'Food sales' includes all edible products we sell.
4 Recycling includes animal feed, biogas generation, composting, and rendering.
5 Recycling of organic waste to feed animals (e.g., diverting food scraps to feed farm, zoo or sanctuary animals).
6 Recycling of organic waste to produce biogas (e.g., anaerobic digestion, co-digestion, biomethanization).
7 Recycling of organic waste to produce compost (aerobic process), a product rich in minerals that can be used for gardening and farming as a soil conditioner.
8 Recycling of animal waste for bio-material and processing.
9 2016 data excludes Ahold USA and Albert Heijn. Food shrink donated is defined as food product inventory (in tonnes) that is no longer able to be sold, yet still is safe for consumption, which is given to hunger relief organizations. For this calculation, breakages and thefts are excluded from 'food shrink'.

For more information on our actions to reduce food waste, please visit the Ahold Delhaize website, Sustainable Retailing section.
www.aholddelhaize.com/en/sustainable-retailing

Commentary
Reduce food waste

We minimize food waste in our own operations, with a target to reduce it by 20% between 2016 and 2020, while at the same time increasing recycling options for all remaining food waste. Our actions are focused on increasing efficiency, optimizing store replenishment, and maximizing the percentage of unsold food that is diverted to feed people. We increasingly identify new ways to partner with food banks in all our markets to establish ways to redistribute more unsold food to people in need. In a few locations, we partner with restaurants that use unsold food to prepare meals, such as the three Instock restaurants in the Netherlands. In addition, we offer tips to customers on reducing food waste at home.

We set 2016 baselines and 2020 targets to track our progress on two indicators: total food waste per food sales (in tonnes per millions of euros), and percentage of food waste that we recycle. We measure these in line with the newly-released Food Loss and Waste Protocol. In addition, we report total food waste sent to disposal per food sales, in line with our commitment as a board member company of the CGF to meet the Food Waste Reduction resolution. Our work also aligns with the ambition of SDG target 12.3.

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 08
Our focus areas
Sustainable Retailing Data
Create healthier & inclusive workplaces
KPI Description
2016 Actuals
Diversity
Number of associates10
370,256
% of associates who work part-time10
69%
% of associates who work full time10
31%
% of associates who are female10
53%
% of females in the Executive Committee
22%
% of females in the Supervisory Board
21%
% of associates who are male10
47%
% Greatest Generation (1900 – 1945)10
1%
% Baby Boomers (1946 – 1964)10
17%
% Generation X (1965 – 1979)10
22%
% Generation Y (1980 – 1995)10
32%
% Generation Z (1996 +)10
28%
10 2016 data excludes Super Indo.
Promote healthier eating Reduce food waste
Create healthier & inclusive workplaces
Commentary
Create healthier & inclusive workplaces
We want to create a diverse and inclusive workforce, and support our associates to become ambassadors for healthy living. We have a variety of healthy living programs in place in all our markets and are making healthier food choices available across our workplaces. We also support diversity and inclusion programs across the Ahold Delhaize brands, aiming to create a work environment where all 370,256 associates can reach their full potential.
Starting in 2017, with the new Ahold Delhaize Associate Engagement Survey (AES), we will measure associate satisfaction scores with specific questions on how people view the company’s efforts to create a healthy and inclusive workplace. The Ahold Delhaize Associate Engagement Survey will be run several times per year, which will allow us to monitor the effectiveness of specific programs and adjust in a timely way when needed.
For more information on healthy and inclusive workplaces, please visit the Ahold Delhaize website, Sustainable Retailing section. www.aholddelhaize.com/en/sustainable-retailing

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 09

Our commitment to essentials
Sustainable Retailing Data

Product safety and sustainability
Climate impact
Safety at work
Local community connection

Product safety and sustainability

KPI Description	2016 Actuals	2020 Target
Food safety		
% of production units of private label food products that are Global Food Safety Initiative (GFSI) certified or comply with an acceptable level of assurance standard[11]	95.4%	100%
% of production units for private label food products that are certified according to a GFSI recognized standard[11]	90.7%	93%
% of production units for private label food products that comply with an acceptable level of assurance standard (other than GFSI)[11]	4.7%	7 %
Social compliance		
% of production units of private label products in high risk countries audited against an acceptable standard and having a valid audit report or certificate having no non-compliances on deal-breakers[12]	49%	80%

11 Private label products are a sub-set of Ahold Delhaize own-brands, consisting of products with a visible proprietary label from an Ahold Delhaize brand. For 2016 figures, the following brands' figures include all own-brand products, rather than only private label, due to inability to differentiate between the two categories: Delhaize Belgium, Albert Heijn, Ahold USA, and Albert. Mega Image and Delhaize Serbia figures do not include products sourced from other Ahold Delhaize brands. 'Acceptable level of assurance standards' were defined by Ahold and Delhaize Group prior to the merger, and are approved at a local brand level.

12 Acceptable standards are defined as BSCI, or BSCI-equivalents (see Definitions and calculations section).

Commentary
Product safety and sustainability

We aim to maintain the highest level of safety for our products and improve their environmental and social footprint. To achieve this, we work to ensure our own-brand products are safe, produced by facilities with good working conditions, and sourced sustainably.

We require product safety certifications from suppliers. In most cases, the production sites are certified to GFSI-recognized standards. For a small portion of products, we accept other assurance standards.

We require Business Social Compliance Initiative (BSCI) audit reports or audit reports and certificates we consider to be BSCI-equivalent from suppliers with production units in high risk countries, as aligned with BSCI. For a full list of BSCI-equivalent audit schemes, see 'Definitions and calculations' section. Only valid audits, or those expired for less than 2 months, are considered to be in compliance. Ahold Delhaize deal-breakers include child labor, young workers, forced labor, and serious violations of occupational health and safety regulations.

For more information on healthy and inclusive workplaces, please visit the Ahold Delhaize website, Sustainable Retailing section.
www.aholddelhaize.com/en/sustainable-retailing

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 10

Our commitment to essentials
Sustainable Retailing Data

Product safety and sustainability
Climate impact
Safety at work
Local community connection

Product safety and sustainability

KPI Description	2016 Actuals	2020 Target
Commodities		
% of own-brand products containing tea that are certified against an acceptable standard[13]	64%	100%
% of own-brand coffee products that are certified against an acceptable standard[13]	69%	100%
% of own-brand products containing cocoa that are certified against an acceptable standard[14]	38%	100%[15]
% of palm oil volume in own-brand products certified to an acceptable standard or certified to RSPO Book & Claim[16]	100%	100%
% of palm oil volume in own-brand products certified against an acceptable standard (RSPO certified and with the Mass Balance or Segregated supply chain option)	55%[17]	75%
% of palm oil volume in own-brand products certified to RSPO Book & Claim	45%	25%
% of own-brand wood fiber products certified sustainable against an acceptable standard, low risk, or recycled[18]	13%	100%
% of high priority (South American) direct and embedded soy volumes in the supply chain of own-brand products certified against an acceptable standard[19]	66%	100%
% of own-brand seafood products certified against an acceptable standard, from sustainable sources assessed by a credible third party, or from credible FIPs/AIPs[20]	92%	100%
% of own-brand seafood products with an identified farm/fishery of origin[21]	77%	100%
% total seafood sales from products certified to MSC or ASC[22]	12%	n/a
Organics		
% total food sales from certified organic products[23]	3%	n/a

13 2016 data excludes Mega Image and Super Indo. Acceptable standards include UTZ Certified, Rainforest Alliance, Fairtrade USA / Fairtrade International or equivalent standards.

14 2016 data excludes Delhaize America, Alfa Beta, Mega Image, and Super Indo. Acceptable standards include UTZ Certified, Rainforest Alliance, Fairtrade USA / Fairtrade International or equivalent standards.

15 In 2020 the target is set at 100% for products containing more than 25% cocoa. For products containing less than 25% cocoa, the 2020 target is set at 75%.

16 Book & Claim refers to the GreenPalm program. 2016 data is estimated. For 2016 figures, Alfa Beta reported only on private label products. Private label products are a sub-set of Ahold Delhaize own-brands, consisting of products with a visible proprietary label from an Ahold Delhaize brand.

17 The 55% is broken down into 33% RSPO Mass Balance and 22% Segregated Palm Oil.

18 2016 data excludes Albert Heijn, Albert, and Ahold USA. Mega Image figures do not include products that are sourced directly from other Ahold Delhaize brands.

19 2016 data is estimated and excludes Delhaize America, Ahold USA, Delhaize Serbia, Alfa Beta, and Super Indo. Soy credits are purchased through the Roundtable on Responsible Soy.

20 All seafood must be either certified (MSC/ASC or certified against a program which is recognized by the GSSI), or assessed as low risk by a credible third party, or sourced from a credible FIP or AIP.

21 2016 data excludes Albert Heijn, Albert, and Super Indo.

22 2016 data excludes Ahold USA, Albert Heijn, and Albert.

23 2016 data excludes Ahold USA, Alfa Beta, and Super Indo.

Commentary

Product safety and sustainability continued...

We aim to source seven commodities (tea, coffee, cocoa, seafood, palm oil, soy, and wood fibers) according to industry-accepted sustainability standards. Acceptable standards for tea, coffee, and cocoa are UTZ Certified, Rainforest Alliance, Fairtrade USA / Fairtrade International or equivalent standards. Wood fiber based products must be either certified against the Forestry Stewardship Council (FSC) or Programme for the Endorsement of Forest Certification (PEFC) standards (PEFC only if coming from certain low risk origins), or made with low risk materials, or recycled.

All fresh, frozen and canned wild-caught and farmed seafood must be either:

- Certified: Marine Stewardship Council (MSC) or Aquaculture Stewardship Council (ASC) certified, or certified against a program that is recognized by the Global Sustainable Seafood Initiative (GSSI);
- Assessed: by a credible third party as being low risk; or
- From an Improvement Project: sourced from a credible Fishery or Aquaculture in Improvement Project (FIP /AIP).

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 11

Our commitment to essentials
Sustainable Retailing Data

Product safety and sustainability
Climate impact
Safety at work
Local community connection

Climate impact

KPI Description	2016 Actuals	2020 Target
% reduction in CO_2 equivalent emissions per m^2 of sales area (from 2008 baseline)[24]	-22%	-30%
Total CO_2 equivalent emissions per m2 sales area – location-based approach[24]	496	n/a
Total CO_2 equivalent emissions (thousand tonnes) – location-based approach[24]	4,505	n/a
Total SCOPE 1 CO_2 equivalent emissions (thousand tonnes) – location-based approach[24]	1,940	n/a
Total SCOPE 2 CO_2 equivalent emissions (thousand tonnes) – location-based approach[24]	2,420	n/a
Total SCOPE 3 CO_2 equivalent emissions (thousand tonnes) – location-based approach[24]	144	n/a
Offset CO_2 equivalent emissions (thousand tonnes)	241	n/a

24 Data covers a 12 month period, from Quarter 4 2015 through Quarter 3 2016, to increase data accuracy. For an explanation of the location-based new GHG reporting, please see the *'Definitions and calculations'* section.

For more information on our climate actions, please visit the Ahold Delhaize website, Sustainable Retailing section.
www.aholddelhaize.com/en/sustainable-retailing

Commentary
Climate impact

We are reducing greenhouse gas emissions, continuing the work from previous targets set by Ahold and Delhaize Group pre-merger. With an ambition to reduce emissions by 30% from our 2008 baseline (according to the location-based approach of the GHG Protocol), we are improving energy efficiency, reducing refrigerant leakages, switching to refrigerants with lower global warming potential (GWP), and improving the efficiency of transportation between our distribution centers and stores. We measure our carbon emissions on a twelve month rolling basis, which increases the accuracy of our reporting. SCOPE 1 emissions include only our direct emissions, while SCOPE 2 covers our indirect emissions, such as emissions from purchased electricity. Our limited SCOPE 3 includes emissions from subcontracted trucking. In 2017, we will add reporting on the GHG Protocol market-based approach.

We will continue to report our Climate data to CDP, as Ahold and Delhaize Group did in the past.

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 12

Our commitment to essentials
Sustainable Retailing Data

Product safety and sustainability
Climate impact
Safety at work
Local community connection

Climate impact

KPI Description	2016 Actuals	2020 Target
Energy consumption		
Facilities energy consumption CO_2 equivalent emissions (Scopes 1 & 2) (thousand tonnes)[25]	2,707	n/a
Facilities energy consumption equivalent emissions per m^2 sales area (kg CO_2-eq/m^2)[25]	298	n/a
Facilities energy consumption (million kWh)[25]	7,145	n/a
Facilities energy consumption per m^2 sales area (kWh/m^2)[25]	787	n/a
Total renewable electricity produced on site (million kWh)[25]	18	n/a
% renewable electricity on total electricity consumed[25]	0.32%	n/a
Avoided grid electricity CO_2 emissions (thousand tonnes)[25,26]	31	n/a
Transport		
Transport equivalent emissions (thousand tonnes)	399	n/a
Transport equivalent emissions per m^2 of sales area (kg CO_2-eq/m^2)	44	n/a
Fuel consumption by trucks (million liters)	177	n/a
Refrigerants		
Refrigerants equivalent emissions (thousand tonnes)	1,399	n/a
Refrigerants equivalent emissions per m^2 of sales area (kg CO_2-eq/m^2)	154	n/a
% ozone friendly refrigerants	73%	85%
Average GWP of total refrigerants	2,430	2,230
Refrigerant leakage rate	13%	n/a

25 Data covers a 12 month period, from Quarter 4 2015 through Quarter 3 2016, to increase data accuracy.
26 Includes CO_2 equivalent emissions avoided through producing and consuming renewable energy on-site and from green energy contracts.

Total emissions


Energy 60%
Refrigerants 31%
Transport 9%

For more information on our climate actions, please visit the Ahold Delhaize website, Sustainable Retailing section.
www.aholddelhaize.com/en/sustainable-retailing

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 13

Our commitment to essentials
Sustainable Retailing Data

Product safety and sustainability
Climate impact
Safety at work
Local community connection

Climate impact

KPI Description	2016 Actuals	2020 Target
Waste		
Total waste generated (thousand tonnes)	1516	n/a
% of waste sent to landfill	18%	n/a
% of waste incinerated and transformed in energy	10%	n/a
% waste recycled	72%	80%
Number of non-reusable carrier bags distributed (million bags)[27]	2,626	n/a
Water		
Total water consumption (thousand m^3)[28]	7,931	n/a
Total water consumption (m^3) per m^2 of sales area[28]	0.89	n/a

27 2016 data excludes Albert Heijn and Ahold USA.
28 2016 data excludes Mega Image.

Commentary
Climate impact

We also examine other environmental impacts by measuring our total waste, percent recycling, plastic bags, and direct water usage. We continue to increase percentage of our waste recycled, as both Ahold and Delhaize Group committed to previously, and aim for a recycling rate of 80% across all our brands by 2020. This happens through many ways, such as associate engagement programs in stores and warehouses to maximize the recovery of cardboard, paper, and plastics for recycling. We continue our efforts to reduce plastic bag usage, and Ahold USA reached a major milestone in 2016 by reducing one billion plastic and paper bags between 2011 and 2016. In some of our countries, single use plastic bags are no longer used at the cash register in stores, and in other countries a fee is charged for bags.

For more information on our climate actions, please visit the Ahold Delhaize website, Sustainable Retailing section.
www.aholddelhaize.com/en/sustainable-retailing

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 14
Our commitment to essentials
Sustainable Retailing Data
Safety at work
KPI Description
2016 Actuals
Rate of lost days due to accidents 2.529
29 2016 data excludes Albert Heijn, Albert, Alfa Beta, Mega Image, Delhaize Serbia, and Super Indo.
Product safety and sustainability Climate impact
Safety at work
Local community connection
Commentary
Safety at work
We integrate safe working practices into our workplace designs, equipment purchases and operational procedures. We measure accidents and related absenteeism and have set targets to maximize safety at work within each brand. Following the merger, the brands of Ahold Delhaize are collaborating to share best practices in managing safety at work. Over 2017, we will put plans in place to reduce rate of lost days due to accidents over the coming years.
For more information on safety programs, please visit the Ahold Delhaize website, Sustainable Retailing section. www.aholddelhaize.com/en/sustainable-retailing

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 15
Our commitment to essentials
Sustainable Retailing Data
Local community connection
KPI Description 2016 Actuals
Cash donations by the company to charities (million EUR) 5.2
Cash contributions by the company to community programs (million EUR) 17.4
% of cash donations to charities and contributions to community programs by the company, on pre-tax profit 1.3%
Cash donations by customers to charities (million EUR)30 1.7
Tonnes of food donated to hunger relief organizations (from food shrink only)31 50,286
Cash equivalent of products donated by the company to charities (million EUR) 123.9
Cash equivalent of products donated by customers to charities (million EUR)32 2.5
30 2016 data excludes Mega Image.
31 2016 data excludes Albert Heijn.
32 2016 data excludes Mega Image and Alfa Beta.
Product safety and sustainability Climate impact Safety at work
Local community connection
Commentary
Local community connection We partner at the local level to create healthier, more sustainable communities for future generations. Both Ahold and Delhaize have a great legacy of supporting local customer and supplier communities both through financial and non-financial donations. Our financial donations to charities were over 5 million Euros in 2016, with an additional 1.7 million donated by customers to charities directly through programs we offer in our stores. We also make significant contributions to community programs, amounting to over 17 million Euros in 2016.
For more information on our community connections, please visit the Ahold Delhaize website, Sustainable Retailing section. www.aholddelhaize.com/en/sustainable-retailing

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 16
Assurance report
Assurance report of the independent auditor
To: the Management Board of Koninklijke Ahold Delhaize N.V.
Assurance report on the sustainability reporting 2016 Our qualified conclusion
Based on our review, except for the matter described in ”The basis for our qualified conclusion”, nothing has come to our attention that causes us to believe that the sustainability information included in the Annual Report 2016 of Koninklijke Ahold Delhaize N.V. does not present, in all material respects, a reliable and adequate view of:
• the policy and business operations with regard to sustainability; and
• the events and achievements related thereto for the year ended 1 January 2017; in accordance with the sustainability reporting Guidelines version G4 of GRI and the internally applied reporting criteria.
What we have reviewed
The sustainability information contains a representation of the policy and business operations of Koninklijke Ahold Delhaize N.V., Zaandam, The Netherlands (hereafter: “Ahold Delhaize”)] regarding sustainability and the events and achievements related thereto for 2016.
We have reviewed the sustainability information for the period 4 January 2016, until 1 January 2017, as included in: • the Annual Report 2016, pages 14 until 47; and • the Supplementary report on Sustainable Retailing performance 2016, (hereafter together referred to as “the sustainability reporting”).
The references to external sources or websites in the sustainability information are not part of the sustainability reporting itself, reviewed by us. Therefore we do not provide assurance over information outside of this sustainability reporting.
The basis for our qualified conclusion
Findings that caused us to issue a qualified conclusion
GRI G4 Sustainability Reporting Guidelines require Ahold Delhaize to comply with the “comparability principle”, which, amongst others, prescribes the disclosure of comparative figures. Due to the implementation of a new strategy and related key performance indicators and targets, and the inherent limitations in gathering reliable key performance indicator information for 2015 under the new definitions, Ahold Delhaize has not disclosed any comparable 2015 key performance indicator data as described on page 4 of the Supplementary report on Sustainable Retailing performance 2016.
As a result, the 2016 sustainability reporting is not in compliance with the “comparability principle” as required by GRI G4 Sustainability Reporting Guidelines.
The basis for our review
We conducted our review in accordance with Dutch law, including Dutch Standard 3810N ‘Assurance-opdrachten inzake maatschappelijke verslagen’ (Assurance engagements on corporate social responsibility reports). This review engagement is aimed to obtain limited assurance. Our responsibilities under this standard are further described in the section ‘Our responsibilities for the review of the sustainability reporting’ of this Assurance report.
Independence and quality control
We are independent of Ahold Delhaize in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, the Dutch auditor independence regulations for assurance engagements) and other relevant independence requirements in the Netherlands. Furthermore we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, the Dutch Code of Ethics for Professional Accountants and regulation with respect to Rules of Professional Conduct).
We apply the ‘Nadere voorschriften accountantskantoren ter zake van assurance opdrachten’ (RA/AA, the Dutch detailed rules for auditing firms on assurance engagements) and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and other applicable legal and regulatory requirements.
We believe that the assurance information we have obtained is sufficient and appropriate to provide a basis for our conclusion.
Reporting criteria
Ahold Delhaize developed its reporting criteria on the basis of the sustainability reporting Guidelines version G4 of GRI, as disclosed on page 3 of the Supplementary report on Sustainable Retailing performance 2016. The information in the scope of this assurance engagement needs to be read and understood in conjunction with these reporting criteria. The Management Board is responsible for selecting and applying these reporting criteria. The absence of a significant body of established practice on which to draw, to evaluate and measure non-financial information allows for different, but acceptable, measurement techniques and can affect comparability between entities and over time.
Inherent limitations
The sustainability report includes prospective information such as expectations on ambitions, strategy, plans, estimates and risk assessments based on assumptions. Inherently, the actual results are likely to differ from these expectations, due to changes in assumptions.

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 17
Assurance report continued
These differences may be material. We do not provide any assurance on the assumptions and achievability of prospective information in the sustainability reporting.
Our review approach
Materiality
Based on our professional judgement we determined specific materiality levels for each part of the sustainability information. When evaluating our materiality levels, we have taken into account the relevance of information for both stakeholders and the organization, based on the materiality analysis performed by Ahold Delhaize. In reviewing the quantitative information in the sustainability reporting we assessed possible deviations versus the percentage set out below.
Materiality level
Ahold Delhaize
(refer to the material
sustainability topics on page 40 of the Annual Report 2016)
Materiality level
PwC applied in assurance procedures
(Very) high 5% – 7.5%
Moderate 7.5% – 10%
Scope of the group review
Ahold Delhaize reports on the sustainability information on a consolidated level. For more details reference is made to page 4 of the Supplementary report on Sustainable Retailing performance 2016. Our review focused on the significant components, being Albert Heijn, Delhaize Belgium, Ahold USA and Delhaize America.
The majority of review procedures for this assurance engagement were performed by the central sustainability review team. Review procedures for Ahold USA, Delhaize America and Delhaize Belgium were performed by this central team with support from local team members.
Where the work was performed by local team members, we determined the level of involvement we needed to have in their work to be able to conclude whether sufficient appropriate evidence had been obtained as a basis for our conclusion on the consolidated sustainability information. The consolidation is reviewed by the central sustainability review team at the head office in Zaandam, The Netherlands.
Key review matter
Key review matters are those matters that, in our professional judgement, were of most significance in our review of the sustainability reporting. We have communicated the Key review matter to the Management Board and Supervisory Board. The Key review matter is not a comprehensive reflection of all matters discussed. We described the Key review matter and included a summary of the review procedures we performed on this matter. This Key review matter is addressed in the context of our review of the sustainability reporting as a whole, and in forming our conclusion thereon. We do not provide a separate conclusion on this matter or on specific elements of the sustainability reporting. Any comments we make on the results of our procedures should be read in this context.
Key review matter
Impact of the merger between Koninklijke Ahold N.V. and Delhaize Group NV/SA
See paragraph “Scope & Methodology” on page 4 of the Supplementary report on Sustainable Retailing performance 2016. Koninklijke Ahold N.V. and Delhaize Group NV/ SA merged on 24 July 2016. Subsequently, Ahold Delhaize implemented a new strategy, conducted a new materiality analysis, harmonized reporting processes, and implemented new key performance indicators including targets and related reporting policies. The reported key performance indicators cover the twelve month period ended 1 January 2017, which in part relates to a period prior to the merger.
We consider this a key review matter in view of the introduction of the new strategy, materiality analyses, new key performance indicators and related reporting policies, the (harmonization) changes to the reporting processes, and the retrospective application of definitions to 2016 pre-merger data.
How our review addressed the matter
Our review procedures covered the twelve month period that ended 1 January 2017 and includes both the post and pre-merger period of Ahold Delhaize. In conducting our review, we performed inquiries to develop an in depth understanding of the newly implemented materiality analysis, reporting policies and criteria in context of the new strategy and the new reporting process.
Our review procedures further included detailed analyses to validate the local implementation of the new key performance indicators and reporting criteria through visits of Albert Heijn (The Netherlands), Delhaize Belgium, Ahold USA and Delhaize America.
In addition we reconciled the key performance indicator values to underlying source information for all pre- and post-merger periods reported, for example for product safety and sustainability, promote healthier eating and climate impact.
We also reviewed qualitative disclosures on the new strategy, materiality analysis, key performance indicators including targets and related reporting policies to assess its compliance with the Sustainability Reporting Guidelines G4 of GRI.

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 18
Assurance report continued
Responsibilities for the sustainability reporting and the assurance engagement
Responsibilities of the Management Board and the Supervisory Board
The Management Board of Ahold Delhaize is responsible for the preparation of the sustainability reporting in accordance with the sustainability reporting Guidelines version G4 of GRI and the internally applied reporting criteria as disclosed on page 4 of the Supplementary report on Sustainable Retailing performance 2016, including the identification of stakeholders and the definition of material subjects. The choices made by the Management Board regarding the scope of the sustainability reporting and the reporting policy are summarized in section Scope & Methodology of the Supplementary report on Sustainable Retailing performance 2016. The Management Board is responsible for determining that the applicable reporting criteria are acceptable in the circumstances. The Management Board is also responsible for such internal control as it determines is necessary to enable the preparation of the sustainability reporting that is free from material misstatement, whether due to fraud or errors.
The Supervisory Board is responsible for overseeing the company’s reporting process on the sustainability reporting.
Our responsibilities for the review of the sustainability reporting
Our responsibility is to plan and perform the review engagement to obtain sufficient and appropriate assurance information to provide a basis for our conclusion.
This review engagement is aimed at obtaining limited assurance. In obtaining a limited level of assurance, the performed procedures are aimed at determining the plausibility of information and are less extensive than those aimed at obtaining reasonable assurance in an audit engagement.
The performed procedures in this context consisted mainly of gathering information from the company’s employees and applying analytical procedures set out in relation to the information included in the sustainability reporting. The assurance obtained in review engagements aimed at obtaining limited assurance is therefore significantly lower than the assurance obtained in assurance engagements aimed at obtaining reasonable assurance.
Misstatements may arise due to fraud or error and are considered to be material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of the sustainability reporting. The materiality affects the nature, timing and extent of our review and the evaluation of the effect of identified misstatements on our conclusion.
Procedures performed
We have exercised professional judgement and have maintained professional scepticism throughout the assurance engagement, in accordance with the Dutch Standard 3810N, ethical requirements and independence requirements.
Our main procedures include:
Performing an external environment analysis and obtaining insight into relevant social themes and issues, relevant laws and regulations and the characteristics of the organization.
Evaluating the appropriateness of the reporting policy and its consistent application, including the evaluation of the results of the stakeholders’ dialogue and the reasonableness of management’s estimates.
Evaluating the design and implementation of the reporting systems and processes related to the information in the sustainability reporting.
Interviewing or relevant staff at corporate and local level responsible for the sustainability’s strategy and policy.
Interviewing relevant staff at corporate level, responsible for providing the information in the sustainability report, carrying out internal control procedures on the data and consolidating the data in the sustainability reporting.
Visits to entities in Belgium and the United States to evaluate the source data and to evaluate the design and implementation of control and validation procedures at local level.
An analytical review of the data and trends submitted for consolidation at corporate level.
Reviewing internal and external documentation to determine whether the sustainability information, including the disclosure, presentation and assertions made in the sustainability reporting, is substantiated adequately;
Assessing the consistency of the sustainability reporting and the information in the annual report not in scope for this assurance report;
Assessing whether the sustainability information has been prepared ‘in accordance’ with the Sustainability Reporting Guidelines version G4 of GRI.
From the matters communicated with Ahold Delhaize we determine those matters that were of most significance in the review of the sustainability report and are therefore the key review matters. We describe this matter in our assurance report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not mentioning it is in the public interest.
Amsterdam, 28 February 2017
PricewaterhouseCoopers Accountants N.V. Original signed by
D. van Ameijden RA

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 19
Definitions and calculations
The specific definitions outlined below add context to our 2016 performance summary, as well as detail to some of the specific calculations.
Acceptable certification standards
Ahold Delhaize defines acceptable standards as multi-stakeholder initiatives or standards supported by multiple stakeholders.
They include third-party verification, and focus on mitigating the main environmental and social issues associated with a commodity’s production. Acceptable standards are science-based, globally consistent and focus on continuously improving production and supply chain practices.
BSCI
Business Social Compliance Initiative: A non-profit organization, supporting more than 1,000 international companies in the process of monitoring and improving working conditions in the global supply chain through its own auditing program. We consider the following standards to be “BSCI Equivalent”: Aquaculture Stewardship Council (ASC)††; Business Social Compliance Initiative (BSCI); Ethical Trading Initiative (ETI) / SMETA; Fair for Life / For Life; Fair Labor Association (FLA)†; Fairtrade / FLO-CERT; Fair Trade Sustainability Alliance; Fair Trade USA††; Florverde††; Forest Stewardship Council (FSC)††; Global Organic Textile Standard (GOTS); Initiative Clause Sociale (ICS); International Council of Toy Industries (ICTI) – CARE; Intertek Workplace Conditions Assessment (WCA); Kenya Flower Council (KFC) certification; MPS – Socially
Qualified (SQ); Rainforest Alliance / SAN; Social Accountability (SA) 8000; Program for the Endorsement of Forest Certification (PEFC)††; ProTerra; Roundtable on Sustainable Palm Oil (RSPO)††; Roundtable on Responsible Soy (RTRS)††; SGS Social Compliance Factory Assessment; Sustainable Agriculture in South Africa (SIZA); Utz Certified††; Wine and Agricultural Ethical Trade Association (WIETA)
† Only audit reports conducted by external, independent auditors are considered equivalent.
†† Only applicable in case the production unit is the farm.
Carbon footprint methodology and data scope
The carbon footprint methodology follows the guidelines of the World Business Council for Sustainable Development (WBCSD)/ World Resources Institute (WRI) Greenhouse Gas (GHG) Protocol regarding corporate greenhouse gas accounting and reporting. The carbon footprint takes into account Scope 1, Scope 2 and limited Scope 3.
• Scope 1 (direct GHG emissions): emissions from sources that are owned or controlled by Ahold Delhaize
• Scope 2 (indirect GHG emissions): emissions from the generation of purchased electricity, heat or steam consumed by the company. They are not “direct” emissions in that they arise from third-party installations but are attributed to the company’s operations as the end user of the electricity, heat or steam.
• Limited Scope 3 (other indirect emissions): trucking emissions from subcontracted trucks that deliver Ahold Delhaize products from operated distribution centers to stores;
The Group’s total CO2-equivalent emissions and energy figures include all energy and related emissions data as defined by the scopes above, including data from facilities that closed or opened during 2016.
The latest available emission factors have been used. Electricity emission factors are sourced from the International Energy Agency (IEA, 2016 edition; 2014 data) for European countries and Indonesia and from GHG Protocol 2014 (based on eGrid 2012 values, issued May 2015 by the U.S. Environmental Protection Agency – EPA). Fuels emission factors are sourced from GHG Protocol 2014 wherever available, otherwise from other appropriate sources. For refrigerant leakages, we apply the Global Warming Potentials (GWP) for refrigerants available from Bitzer International 2014 wherever available, otherwise from other appropriate sources, such as the Intergovernmental Panel for Climate Change (IPCC).
We do not extend the exercise to include all Scope 3 emissions, but we work with our peer companies and suppliers to better understand our climate change impact throughout our entire value chain. Scope 3 defined by the GHG Protocol accounts for all the remaining emissions that result from our activities, ranging from products transportation to affiliated stores to emissions from our supply chain, which includes growing and packaging the food we sell.
CO2 emissions / CO2 equivalent (CO2e)
CO2 (Carbon Dioxide) emissions data reported stand for a calculated CO2 equivalent: actual
CO2 emitted plus equivalent emissions from other greenhouse gases (such as CH4, N2O and F-gases).
• Location-based approach
The GHG Protocol Scope 2 Guidance defines the location-based approach as “a method that reflects the average emissions intensity of grids on which energy consumption occurs (using mostly grid-average emission factor data).”
• Market-based approach
The GHG Protocol Scope 2 Guidance defines the market-based approach as “a method that reflects emissions from electricity that companies have purposefully chosen (or their lack of choice). It derives emission factors from contractual instruments, which include any type of contract between two parties for the sale and purchase of energy bundled with attributes about the energy generation, or for unbundled attribute claims. Markets differ as to what contractual instruments are commonly available or used by companies to purchase energy or claim specific attributes about it, but they can include energy attribute certificates (RECs, GOs, etc.), direct contracts (for both low-carbon, renewable, or fossil fuel generation), supplier-specific emission rates, and other default emission factors representing the untracked or unclaimed energy and emissions (termed the ‘residual mix’) if a company does not have other contractual information that meets the Scope 2 Quality Criteria.”

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 20
Definitions and calculations continued
Consumer Goods Forum (CGF)
An independent, global, parity-based platform focused on improving business practices. across the consumer goods and retail industry in order to benefit shoppers, consumers and the world without impeding competition.
District heating
Centrally generated heat distributed for residential and commercial heating requirements such as water heating and space heating.
EPA
The U.S. Environmental Protection Agency: The agency that coordinates U.S. programs aimed at reducing pollution and protecting the environment.
Food loss and waste protocol
A multi-stakeholder effort to develop the global accounting and reporting standard (known as the FLW Standard) for quantifying food and associated inedible parts removed from the food supply chain (referred to for simplicity sake as ‘food loss and waste’). For more information, see www.flwprotocol.org.
Food waste
As defined by the FAO, food waste is any removal of food from the food supply chain which is or was at some point fit for human consumption, or which has spoiled or expired, mainly caused by economic behavior, poor stock management or neglect. In our calculations, in contrast to shrink, food waste excludes donations from hunger relief organizations, theft, and cash shortages.
Front-of-pack nutritional labeling
Nutritional labeling (showing amount of certain nutrients) that is on the front of the package. At a minimum, this is the calories per serving.
FSC
Forest Stewardship Council: FSC is an independent, non-governmental, non-profit organization established to promote the responsible management of the world’s forests.
GFSI
Global Food Safety Initiative: a CGF activity that enables continuous improvement of food safety management across the supply chain, through benchmarking, collaboration and harmonization of food safety certification programs.
Greenhouse gases
Gases such as carbon dioxide or methane that contribute to climate change.
GRI
Global Reporting Initiative. An international, multi-stakeholder initiative that provides a standard for environmental and social sustainability reporting.
GSSI
GSSI is a global platform and partnership of seafood companies, NGOs, experts, governmental and intergovernmental organizations working towards more sustainable seafood for everyone. GSSI’s Global Benchmark Tool includes GSSI Essential Components that are based on the Code of Conduct for Responsible Fisheries (CCRF) and the FAO Guidelines and which seafood certification schemes must meet to be recognized by GSSI.
GWP
The GHG Protocol defines a global warming potential (GWP) as “a factor describing the radiative forcing impact (degree of harm to the atmosphere) of one unit of a given GHG relative to one unit of CO2.” By using GWP, GHG emissions can be standardized to a carbon dioxide equivalent (CO2e) that allows expressing the emissions of different GHGs using carbon dioxide as a reference. For example, for a 100-year time horizon, the impact of one unit of methane is 25 times greater than one unit of CO2 (according to IPCC’s 4th assessment report). Hence, methane’s global warming potential (GWP) is 25. Average GWP is the GWP of all refrigerants we use in our systems (including stores and distribution centers) weighted in relation to their total charge.
Average GWP
The GWP of all refrigerants we use in our systems (including stores and distribution centers) weighted in relation to their total charge.
Incineration
The burning of trash and garbage. kWh
Kilowatt hour: This is a unit of energy. Energy delivered by electric utilities is expressed and charged for by kWh. Kilowatt hours are the product of power in kilowatts multiplied by time in hours. Landfill
Final placement of waste in or on the land in a controlled way according to sanitary, environmental protection and other safety requirements.
Last-stage of production unit
The entity that performs the last stage of production or processing in the supply chain where food and non-food safety and/or working conditions are impacted. The last stage of production (LSOP) is:
• For food safety: the location where the final consumer product (including packing) is handled.
• For non-food safety: the location where the final consumer product (excluding packing) is assembled.
For social compliance: the location where labor is involved in producing or processing the final product – (re-)packing in a non-high risk country is excluded.
LEED
Leadership in Energy and Environmental Design is a “green building” certification program which encourages environmental responsibility and an efficient use of resources.
LED
Light-emitting diodes: LEDs produce more light per watt than incandescent light bulbs, are more efficient and more durable.

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 21 Definitions and calculations continued Materiality matrix In a materiality matrix, social, environmental and economic issues are plotted along two dimensions: their importance to stakeholders and their importance to the company in terms of the impact these issues have on its reputation, operations and finances. MSC / ASC certification MSC (Marine Stewardship Council) and ASC (Aquaculture Stewardship Council) certificates are sustainable seafood programs ensuring seafood sourcing practices that do not endanger the existence of fish species and reward responsible aquaculture. National brand The brand name of a product that is distributed nationally under a brand name owned by the producer or distributor. NGO Non-governmental organization. Normalization per sales area CO2 emissions, energy and water absolute data cover all our facilities – including the ones that opened or closed during the reporting year. To normalize this data, we divide the absolute emissions or consumption by the sales area (square meters) of our stores in operation at the end of the third quarter of 2016. Own brands Own-brand products, at company operated and affiliated stores, include: Private labels, fancy brands (proprietary private labels that are a fantasy name owned by Ahold Delhaize), exclusive brands (not being an international, national or regional brand), store prepared products (in-store food preparation, even if derived from branded stock), non-branded products (such as bulk fruit and vegetables or no name non-food products) and promotional items relating to the former. In short, every product that is not an international, national or regional brand is considered to be an own-brand product. Ozone-friendly refrigerant An ozone-friendly refrigerant is a refrigerant that has no ozone depletion potential (ODP=0), meaning there is no degradation to the ozone layer. The data are based on the 2015 Report from United Nations Environment Programme (UNEP), “TOC Refrigeration, A/C and Heat Pumps Assessment Report 2015.” Palm oil RSPO-certified The Roundtable for Sustainable Palm oil (RSPO) initiated a certification program to promote the use of sustainable palm oil, with different supply chain options: RSPO Segregated, RSPO Mass Balance and RSPO Book & Claim (or GreenPalm certificates). RSPO Segregated certifies that palm oil only comes from RSPO-certified palm plantations. RSPO Mass Balance certifies that palm oil comes from a mix of RSPO-certified and -uncertified palm plantations. RSPO Book&Claim (or GreenPalm certificates) enables companies to buy certificates on the GreenPalm trading platform to offset their estimated tonnes of palm oil used. The GreenPalm option allows RSPO-certified growers to convert their certified oil into certificates: one tonne of certified oil converts to one certificate. To comply with RSPO Certification requirements, any supplier that uses palm-based ingredients must be RSPO Chain of Custody Certified, and purchase RSPO Certified (Mass Balance or Segregated) palm oil. Rate of lost days due to accidents Number of days lost due to accidents per 200,000 hours worked. The number of days are days scheduled to be worked according to each associate’s schedule. An accident is a non-fatal or fatal injury arising in the course of work. Sales area Sales area is the sum of the store areas where products are sold and services provided. United Nations Global Compact The United Nations Global Compact is an initiative for businesses committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labor, environmental and anti-corruption. Waste “Total Waste Generated” includes all waste, regardless of the waste management (recycling, incineration or landfill). It is broken down by percentage sent to landfill, recycled, and sent to incinerators that produce energy. Waste data covers all types of facilities (company-operated stores, distribution centers, and offices). Delhaize Belgium’s data partially covers waste coming from affiliated stores.

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 22

GRI Index

		Disclosure	Section	Page
Strategy and analysis				
G4-1	CEO Interview	Full	Annual Report / Message from our CEO	14 – 16
			Annual Report / Chairman and CEO interview	17 – 18
G4-2	Key impacts, risks, and opportunities	Full	Annual Report / Material sustainability topics	40 – 41
			Annual Report / Sustainable retailing	44 – 47
Organizational profile				
G4-3	Name of the organization	Full	Annual Report / Contact information	250
G4-4	Primary Brands	Full	Annual Report / Our great local brands	10 – 13
G4-5	Location of Headquarters	Full	Annual Report / Contact information	250
G4-6	Countries of operation	Full	Annual Report / Where we operate	09
			Annual Report / Our great local brands	10 – 13
G4-7	Nature of ownership and legal form	Full	Annual Report / List of subsidiaries, joint ventures and associates	214 – 216
			Annual Report / Governance structure	81
			Annual Report / Shares and shareholder rights	83 – 85
G4-8	Markets served	Full	Annual Report / Where we operate	09
G4-9	Scale of the organization	Full	Annual Report / Group highlights	05
G4-10	Employment data	Partial	Annual Report / Our great local brands	10 – 13
			Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	08
G4-11	Collective Bargaining	Partial	Reason for partial disclosure is that Ahold Delhaize does not currently report on % of total employees covered by collective bargaining agreements as the information is currently not reportable. We will assess the possibility to include this in 2017.	
			Annual Report / Our stakeholders	39
			Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data / Social Compliance	09
G4-12	Organization's supply chain	Full	Annual Report / Value Chain	42 – 43
G4-13	Significant changes in operation	Full	Annual Report / Introduction	01
G4-14	Precautionary principles	Full	Annual Report / How we manage risk	94 – 102
			Supplementary report on Sustainable Retailing performance 2016 / UNGC	05
G4-15	External charters of initiatives endorsed	Full	Supplementary report on Sustainable Retailing performance 2016 / UNGC	05
			Supplementary report on Sustainable Retailing performance 2016 / Memberships	05
G4-16	Memberships in industry associations	Full	Supplementary report on Sustainable Retailing performance 2016 / Memberships	05

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 23

GRI Index *continued*

		Disclosure	Section	Page
Identified material aspects and boundaries				
G4-17	Operational Structure	Full	Annual Report / Note 36	214
			Scope & Methodology	04
G4-18	Defining content	Full	Annual Report / Material sustainability topics	40 – 41
			Annual Report / Sustainable retailing	44 – 47
			Supplementary report on Sustainable Retailing performance 2016 / Scope & Methodology	04
G4-19	Defining material aspects	Full	Annual Report / Material sustainability topics	40 – 41
G4-20	Aspect boundary within the organization	Full	Annual Report / Material sustainability topics	40 – 41
			Annual Report / Value chain	42 – 43
			Supplementary report on Sustainable Retailing performance 2016 / Scope & Methodology	04
G4-21	Aspect boundary outside of the organization	Full	Annual Report / Material sustainability topics	40 – 41
			Annual Report / Value chain	42 – 43
			Supplementary report on Sustainable Retailing performance 2016 / Scope & Methodology	04
G4-22	Re-statements	None	Supplement – Scope & Methodology	04
G4-23	Significant changes in scope and methods	Full	Annual Report / Our great local brands	10 – 13
			Supplementary report on Sustainable Retailing performance 2016 / Scope & Methodology	04
Stakeholder engagement				
G4-24	List of stakeholders	Full	Annual Report / Our stakeholders	38 – 39
G4-25	Identification and selection of stakeholders	Partial	Annual Report / Our stakeholders	38 – 39
G4-26	Approaches to stakeholder engagement	Partial	Annual Report / Our stakeholders	38 – 39
G4-27	Key topics and concerns through engagement	Partial	Annual Report / Material sustainability topics	40 – 41
			Annual Report / How we manage risk	94 – 102
Report profile				
G4-28	Reporting period	Full	Supplementary report on Sustainable Retailing performance 2016 / Scope & Methodology	04
G4-29	Date of most recent previous report	Full	Supplementary report on Sustainable Retailing performance 2016 / Scope & Methodology	04
G4-30	Reporting cycle	Full	Supplementary report on Sustainable Retailing performance 2016 / Scope & Methodology	04
G4-31	Contact point	Full	Annual Report / Contact information	250

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 24

GRI Index *continued*

		Disclosure	Section	Page
Report profile *continued*				
G4-32	GRI content index	Full	Supplementary report on Sustainable Retailing performance 2016 / Global Reporting Initiative and UN Global Compact	05
			Supplementary report on Sustainable Retailing performance 2016 / Assurance report	16
			Supplementary report on Sustainable Retailing performance 2016 / GRI Index	21
G4-33	Assurance statement	Full	Supplementary report on Sustainable Retailing performance 2016 / Global Reporting Initiative and UN Global Compact	05
			Supplementary report on Sustainable Retailing performance 2016 / Assurance report	16
			Supplementary report on Sustainable Retailing performance 2016 / GRI Index	21
Governance				
G4-34	Governance Structure	Full	Annual Report / Corporate governance	81 – 87
G4-35	Delegating authority for economic, environmental and social topics	Full	Annual Report / Corporate governance	81 – 87
G4-36	Executive level positions with responsibility for economic, environmental and social topics	Full	Annual Report / Corporate governance	81 – 87
			Annual Report / Our Management Board and Executive Committee	73 – 80
			Annual Report / Supervisory Board report	88 – 93
G4-37	Board: mechanisms for feedback	Full	Annual Report / Corporate governance	81 – 87
G4-38	Board structure	Full	Annual Report / Our Management Board and Executive Committee	73 – 80
			Annual Report / Corporate governance	81 – 87
			Annual Report / Supervisory Board report	88 – 93
G4-39	Chair / Executive Officer Status	Full	Annual Report / Our Management Board and Executive Committee	73 – 80
			Annual Report / Corporate governance	81 – 87
G4-40	Board: qualifications and expertise	Full	Annual Report / Our Management Board and Executive Committee	73 – 80
			Annual Report / Corporate governance	81 – 87
			Annual Report / Supervisory Board report	88 – 93
G4-41	Conflicts of interest	Full	Annual Report / Corporate governance	81 – 87
G4-42	Board: role in developing values and missions	Partial	Annual Report / Corporate governance	81 – 87
			Annual Report / Supervisory Board report	88 – 93
G4-43	Board: developing knowledge of economic, environmental and social topics	Full	Annual Report / Corporate governance	81 – 87
			Annual Report / Supervisory Board report	88 – 93
G4-44	Board: evaluating own performance	Full	Annual Report / Corporate governance	81 – 87

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 25

GRI Index *continued*

		Disclosure	Section	Page
Governance *continued*				
G4-45	Board: role in review of risks and opportunities	Full	Annual Report / Corporate governance	81 – 87
			Annual Report / How we manage risk	94 – 102
G4-46	Board: review of effectiveness	Full	Annual Report / Corporate governance	81 – 87
			Annual Report / How we manage risk	94 – 102
G4-47	Board: review frequency of risks and opportunities	Full	Annual Report / Corporate governance	81 – 87
			Annual Report / How we manage risk	94 – 102
G4-49	Board: mechanisms for feedback	Full	Annual Report / Corporate governance	81 – 87
			Annual Report / Sustainable retailing governance	47
G4-51	Remuneration linkage	Partial	Annual Report / Remuneration	103 – 108
G4-52	Determining Remuneration	Full	Annual Report / Remuneration	103 – 108
G4-53	Board: stakeholder input regarding remuneration	Partial	Annual Report / Remuneration	103 – 108
			Annual Report / Corporate governance	81 – 87
G4-56	Values, Principles, Standards, Norms	Full	Annual Report / Our values	33 – 34
			Ahold Delhaize Website / Code of Conduct and Guide for Ethical Business Conduct	
Specific standard disclosures: Economic performance				
G4-EC1	Direct economic value generated	Full	Annual Report / Financial Statements	111
			Annual Report / Other non-current financial liabilities	166 – 177
G4-EC2	Financial implications due to climate change	Full	Annual Report / How we manage risk	94 – 102
			Annual Report / Material sustainability topics	40 – 41
G4-EC3	Coverage of the organization's defined benefit plan obligations	Full	Annual Report / Other non-current financial liabilities	166 – 177
Specific standard disclosures: Environment				
G4-EN3	Energy consumption	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	12
G4-EN5	Energy intensity	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	12
G4-EN15	Direct greenhouse gas emissions	Partial	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	12
G4-EN16	Indirect greenhouse gas emissions	Partial	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	12
G4-EN17	Other greenhouse gas emissions	Partial	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	12
G4-EN18	Greenhouse gas emissions intensity	Partial	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	12
G4-EN19	Reduction of greenhouse gas (GHG) emissions	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	12

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 26

GRI Index *continued*

		Disclosure	Section	Page
Specific standard disclosures: Environment *continued*				
G4-EN23	Total weight of waste by type and disposal method	Partial	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	13
G4-EN30	Significant environmental impacts of transporting products and other goods and materials for the organization's operations, and transporting members of workforce	Partial	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	12
Social				
LA-12	Composition of governance bodies	Full	Annual Report / Our Management Board and Executive Committee	73 – 80
			Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data / Social Compliance	08
LA-14	Percentage of new suppliers that were screened using labor practices criteria	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data / Social Compliance	09
Human rights				
HR-4	Operations and suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and measures taken to support these rights	Full	Annual Report / Our stakeholders / Associates	39
			Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data / Social Compliance	09
HR-5	Operations and suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data / Social Compliance	09
HR-6	Operations and suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data / Social Compliance	09

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 27

GRI Index *continued*

		Disclosure	Section	Page
Product responsibility				
PR-1	Percentage of significant product and service categories for which health and safety impacts are assessed for improvement	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	09
PR-5	Results of surveys measuring customer satisfaction	Full	Annual Report / Our stakeholders	38 – 39
Disclosures on management approach (this section refers to the Material Sustainability Topics matrix, page 40)				
1	Product safety & quality	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	09
2	Compliance & regulation	Partial	Ahold Delhaize is reporting qualitatively about how we manage compliance and regulations in the following section: Annual Report / SB report & Annual Report / How we manage risks	92 – 95
			Ahold Delhaize is reporting qualitatively about how we manage compliance and regulations in the following section: Annual Report / Our values	33 – 34
			When it comes to product compliance and regulation we have KPIs in place to monitor food safety and social compliance which you can find at : Supplementary report on Sustainable Retailing performance 2016 / Food Safety & Social compliance	09
3	Ethical behavior & integrity	Full	Annual Report / SB report & Annual Report / How we manage risks	92 – 95
			Annual Report / Our values	33 – 34
4	Human & labor rights	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	09
5	Affordable & healthy products	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	06
6	Healthy lifestyle	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	06; 08
7	Associate Engagement	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	08
8	Food waste	Full	Supplementary report on Sustainable Retailing performance 2016 / Sustainable Retailing Data	07

Ahold Delhaize Supplementary report on Sustainable Retailing performance 2016 28 Cautionary notice This communication includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements. Words such as sustainable, commitment, targets, strategy, focus, continue, drive, will, aim or other similar words or expressions are typically used to identify forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the “Company”) to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to risks relating to competition and pressure on profit margins in the food retail industry; the impact of the Company’s outstanding financial debt; future changes in accounting standards; the Company’s ability to generate positive cash flows; general economic conditions; the Company’s international operations; the impact of economic conditions on consumer spending; turbulences in the global credit markets and the economy; the significance of the Company’s U.S. operations and the concentration of its U.S. operations on the east coast of the U.S.; increases in interest rates and the impact of downgrades in the Company’s credit ratings; competitive labor markets, changes in labor conditions and labor disruptions; environmental liabilities associated with the properties that the Company owns or leases; the Company’s inability to locate appropriate real estate or enter into real estate leases on commercially acceptable terms; exchange rate fluctuations; additional expenses or capital expenditures associated with compliance with federal, regional, state and local laws and regulations in the U.S., the Netherlands, Belgium and other countries; product liability claims and adverse publicity; risks related to corporate responsibility and sustainable retailing; the Company’s inability to successfully implement its strategy, manage the growth of its business or realize the anticipated benefits of acquisitions; its inability to successfully complete divestitures and the effect of contingent liabilities arising from completed divestitures; unexpected outcomes with respect to tax audits; disruption of operations and other factors negatively affecting the Company’s suppliers; the unsuccessful operation of the Company’s franchised and affiliated stores; natural disasters and geopolitical events; inherent limitations in the Company’s control systems; the failure or breach of security of IT systems; changes in supplier terms; antitrust and similar legislation; unexpected outcome in the Company’s legal proceedings; adverse results arising from the Company’s claims against its self-insurance programs; increase in costs associated with the Company’s defined benefit pension plans; and other factors discussed in the Company’s public filings and other disclosures. Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law. Outside the Netherlands Ahold Delhaize presents itself under the name “Royal Ahold Delhaize” or “Ahold Delhaize”. For the reader’s convenience, “Ahold Delhaize”, the “Company”, the “company”, “Ahold Delhaize group” or the “Group” is also used throughout this communication and/or the Annual Report 2016 to which this communication is supplementary. The Company’s registered name is “Koninklijke Ahold Delhaize N.V.”